Exhibit 99.1

NEWS RELEASE

Westport Fuel Systems Announces Launch of Underwritten Marketed Public Offering of Common Shares in the United States and Canada

•	Marketed deal of common shares for gross proceeds of approximately US$100 million, with 15% over allotment option

•	Use of proceeds primarily to fund growth of HPDI 2.0TM sales by expanding production capacity and investing in research and development of HPDI with hydrogen

June 1, 2021

VANCOUVER, BC - Westport Fuel Systems Inc. (TSX | Nasdaq: WPRT) (“Westport Fuel Systems” or the “Company”) today announced the launch of a proposed underwritten marketed public offering of common shares (“Common Shares”) in the United States and Canada for gross proceeds to the Company of approximately US $100 million (the “Offering”).

Westport Fuel Systems intends to use the net proceeds of the Offering primarily for capital expenditures to expand and automate production capacity of the Company’s high pressure direct injection (“HPDI”) products to meet customer demand, and to advance the research and development of the Company's HPDI technology to decarbonize transportation economically and efficiently, including using hydrogen fuel. The remainder of the funds are to be allocated for potential acquisitions of bolt-on businesses that offer complementary capabilities or technologies to existing businesses, to further strengthen the balance sheet, as well as for general corporate purposes.

As part of the Offering, Westport’s Directors, Officers, and the Company’s largest shareholder, Kevin Douglas (and his affiliates), will enter into 90 day lock-up agreements.

The Offering will be conducted through a syndicate of underwriters led by RBC Capital Markets and J.P. Morgan as joint bookrunners (collectively, the “Lead Underwriters”), and including Oppenheimer & Co. as senior co-manager and Craig-Hallum as co-manager (collectively with the Lead Underwriters, the “Underwriters”). The Offering will be priced in the context of the market. The issue price per share and size of the Offering will be confirmed at a later date commensurate with the Company entering into an underwriting agreement in respect of the Offering (the “Underwriting Agreement”) and reflected in a final prospectus supplement (the “Prospectus Supplement”) which will be filed with the securities regulatory authorities in each of the provinces of Canada, except Québec (the “Canadian Jurisdictions”).

1750 West 75th Avenue, Suite 101 > Vancouver, BC, Canada V6P 6G2 > +1 604-718-2000 > wfsinc.com

Westport Fuel Systems will also grant the Underwriters an option to purchase additional Common Shares representing up to 15% of the number of Common Shares to be sold pursuant to the Offering, to cover the Underwriters' over-allocation position, if any, and for market stabilization purposes. The option will be exercisable by the Underwriters for a period of 30 days following the closing of the Offering.

In connection with the Offering, the Company has filed a preliminary prospectus supplement (the “Preliminary Supplement”) dated June 1, 2021 to its final short form base shelf prospectus dated March 16, 2021 (the “Shelf Prospectus”) with the securities commissions or similar regulatory authorities in each of the Canadian Jurisdictions. The Preliminary Supplement has also been filed with the U.S. Securities and Exchange Commission as part of the Company’s registration statement on Form F-10 (the “Registration Statement”) in accordance with the multi-jurisdictional disclosure system established between Canada and the United States.

The issuance of the Common Shares pursuant to the Offering is subject to market and other conditions, and to customary approvals of applicable securities regulatory authorities, including the Toronto Stock Exchange and the Nasdaq Exchange. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. For the purposes of Toronto Stock Exchange approval the Company intends to rely on the exemption set forth in Section 602.1 of the Toronto Stock Exchange's Company Manual relating to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq Exchange.

The Offering will be made in Canada only by means of the Shelf Prospectus and the Prospectus Supplement and in the United States only by means of the Prospectus Supplement and the Registration Statement. Such documents contain important information about the Offering. A copy of the Preliminary Supplement, the Prospectus Supplement and the Shelf Prospectus will be available on SEDAR at www.sedar.com  and a copy of the Preliminary Supplement, the Prospectus Supplement and the Registration Statement will be available on EDGAR at www.sec.gov. Copies of the Preliminary Supplement, Prospectus Supplement, the Shelf Prospectus and the Registration Statement, when available, may also be obtained from the Company, by contacting Manager, Investor Relations of Westport Fuel Systems Inc. at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone: (604) 718-2046 or by contacting RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attn: Distribution Centre, or via telephone: 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com.

Prospective investors should read the Shelf Prospectus, Preliminary Supplement, Prospectus Supplement, the Registration Statement and the documents incorporated by reference therein for more complete information about the Company and this Offering before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

A Preliminary Supplement containing important information relating to these securities has been filed with securities commissions or similar authorities in certain jurisdictions of Canada. The Preliminary Supplement is still subject to completion or amendment. Copies of the Preliminary Supplement may be obtained from the sources indicated above. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final prospectus has been issued.

1750 West 75th Avenue, Suite 101 > Vancouver, BC, Canada V6P 6G2 > +1 604-718-2000 > wfsinc.com

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws ("forward looking statements"). Forward looking statements are frequently characterized by words such as "expect", "intend", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this press release include statements regarding the timing and completion of the Offering and the expected use of the proceeds to be raised, if any. These forward looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to COVID-19, its duration, effects and government responses thereto and the price and timing for the Offering share sales, issuance of Common Shares, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, fluctuations in foreign exchange rates, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position that are described in the Prospectus Supplement, the Shelf Prospectus and the Registration Statement, as well as in the Company's continuous disclosure filings available under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov. In addition, the effects and the impact of the COVID-19 outbreak, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. The Company disclaims any obligation to publicly update or revise such statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by law.

Investor Inquiries:

Christine Marks

Investor Relations

T: +1 604-718-2046

E: invest@wfsinc.com

1750 West 75th Avenue, Suite 101 > Vancouver, BC, Canada V6P 6G2 > +1 604-718-2000 > wfsinc.com